

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2023

Lawrence Martin
Chief Financial Officer
Hallador Energy Company
1183 East Canvasback Drive
Terre Haute, Indiana 47802

  Re: Hallador Energy Company
   Form 10-K for the Fiscal Year ended December 31, 2022
   Filed March 16, 2023
   File No. 001-34743

Dear Lawrence Martin:

  We have reviewed your September 6, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1 2023 letter.

Form 10-K for the Fiscal Year ended December 31, 2022

Mining Properties, page 31

1. We understand from your response to prior comments 1 through 5 that you would prefer to limit compliance with the various disclosure requirements referenced in those comments to future filings.

  However, considering the scope of this missing content we continue to believe that you will need to file an amendment to provide all of the required disclosures. We suggest that you submit a draft of all revisions for review prior to filing your amendment.

  We reissue prior comment 1 through 5.

Exhibits and Financial Statement Schedules, page 72

2.   We note your response to prior comments 6 and 7, indicating that you intend to rely on the 2021 Technical Report Summary prepared by Boyd for the Oaktown Mining Complex, and that you believe the report includes all of the required information.

However, we have reviewed the various sections of the report referenced in your response and continue to believe that you will need to obtain and file a revised Technical Report Summary to address the following requirements.

- Item 601(b)(96)(iii)(B)(12)(iii) of Regulation S-K requires information about the price and cut-off grade, which should be included in the Coal Resources and Reserves section of the report. The qualified person should provide a detailed explanation about why he believes the particular price is appropriate; and if relying on a quality cut-off rather than a cut-off grade, should also provide the quality specifications and a clear explanation of the minimum quality parameters.

- Item 601(b)(96)(iii)(B)(16)(i) of Regulation S-K requires information about product markets and price projections which should be presented in the Market Analysis section of the report.

- Item 601(b)(96)(iii)(B)(17) of Regulation S-K requires information about certain environmental and permitting factors, which should be presented in the Permitting and Compliance section of the report.

- Item 601(b)(96)(iii)(B)(19)(i) of Regulation S-K requires taxes to be considered in the economic analysis from the standpoint of the issuer notwithstanding the operating company status as a pass-through entity.

The revised Technical Report Summary should be attached as an exhibit to the annual report and listed in the exhibit index. We suggest that you submit a draft of the revised report for our review prior to filing your amendment.

3.   We understand from your response to prior comment 8 that coal associated with various uncontrolled tracts that you expect to acquire in the future, i.e. materials not classified as a mineral reserve, have been included in your life-of-mine plan and project economics.

Although you indicate the mineral rights to these parcels are expected to be acquired "during the ordinary course of business," the quantities utilized in the life of mine plan and project economics of a feasibility study or preliminary feasibility study, must be limited to those in which you hold an ownership interest and which constitute a mineral reserve, consistent with Item 1300 and 1302(e)(3) of Regulation S-K.

Please arrange to obtain and file a revised Technical Report Summary having a life-of-mine plan and project economics that are consistent with these requirements.

You may contact John Coleman, Mining Engineer, at 202-551-3610 or Karl Hiller, Branch Chief, at 202-551-3686 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation